UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Qunar Cayman Islands Limited

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

US74906P1049
(CUSIP Number)

Richard A. Hornung
Hillhouse Capital Management, Ltd.
Suite 1608, One Exchange Square

8 Connaught Place

Hong Kong

+852 2179-1988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. US74906P1049	13D

1	NAMES OF REPORTING PERSONS Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,861,490 Class B Shares(1)
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER 15,861,490 Class B Shares(1)
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,861,490 Class B Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7% (See Item 5)
14	TYPE OF REPORTING PERSON IA

_____________

(1) Consists of (i) 1,743,000 Class B Shares held by Gaoling Fund, L.P., (ii) 57,000 Class B Shares held by YHG Investment, L.P. and (iii) 14,061,490 Class A Shares held by HCM Qunar Holdings Limited (and assumes conversion of all such Class A Shares into Class B shares). See Items 4 and 5.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class B ordinary shares, par value $0.001 per share (the “Class B Shares”), of Qunar Cayman Islands Limited, an exempted Cayman Islands company (the “Issuer”), the principal executive offices of which are located at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background

This Statement is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital” or the “Reporting Person”). The principal business of Hillhouse Capital is investment management and its business address is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong. The directors of Hillhouse Capital are Jun Shen and Colm O’Connell. Mr. Shen and Mr. O’Connell are employees of Hillhouse Capital and Mr. Lei Zhang is the President and Chief Investment Officer of Hillhouse Capital.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration

In connection with the transactions described in Item 4 below (the answer to which is incorporated herein by reference), Gaoling Fund, L.P. (“Gaoling”), with respect to which Hillhouse Capital acts as the sole management company, and YHG Investment, L.P. (“YHG”), with respect to which Hillhouse Capital acts as the sole general partner, used internally generated funds to purchase American Depositary Shares of the Issuer (“ADSs”). No borrowed funds were involved.

Item 4.	Purpose of Transaction

On November 1, 2013, Gaoling purchased 581,000 ADSs, representing 1,743,000 Class B Shares, and YHG purchased 19,000 ADSs, representing 57,000 Class B Shares, in each case at a price of $15.00 per ADS, or aggregate consideration of $9,000,000.00. As of November 1, 2013, there were 39,332,950 Class B Shares outstanding (following exercise of the over-allotment option granted to the underwriters of the initial public offering of Class B Shares (the "IPO") registered pursuant to the Issuer's Registration Statement on Form F-1, File No. 333-191459). The purpose of Gaoling and YHG in entering into these transactions was to participate in any appreciation in the price of the ADSs.

Except as disclosed in this Statement, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer. Moreover, Mr. Lei Zhang is a director of the Issuer and as such may have discussions with shareholders and management of the Issuer concerning plans or proposals that relate to or would result in one or more of the actions required to be reported pursuant to this Item.

Item 5.	Interest in Securities of the Issuer

(a)

As the sole management company of Gaoling and the sole general partner of YHG, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of, the 1,743,000 Class B Shares held by Gaoling and the 57,000 Class B Shares held by YHG. In addition, Gaoling and YHG are the sole shareholders of HCM Qunar Holdings Limited (“HCM Qunar Holdings”) and the sole director of HCM Qunar Holdings is an employee of Hillhouse Capital. As a result, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of, the 14,061,490 Class A Shares of the Issuer (“Class A Shares”) held by HCM Qunar Holdings. Class A Shares may be converted into an equal number of Class B Shares at any time at the election of the holder of the Class A Shares and are mandatorily convertible into Class B Shares under certain other circumstances. Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital. Pursuant to Rule 13d-4 under the Act, Mr. Zhang disclaims beneficial ownership of all the Class A Shares and Class B Shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein, and the filing of this Statement shall in no way be construed as an admission that Mr. Zhang is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such shares.

Except as disclosed in this Statement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors (i) beneficially owns any Class B Shares or ADSs of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Class B Shares or ADSs of the Issuer.

(b)	Except as disclosed in this Statement, the Reporting Person does not share voting or disposition power with respect to any of the Class A Shares or the Class B Shares.
(c)

Except as disclosed in this Statement, neither the Reporting Person nor, to its best knowledge, any of its executive officers or directors has effected any transaction in Class B Shares or ADSs of the Issuer during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Amended and Restated Investors’ Rights Agreement entered into in July 2011, and further amended on March 4, 2013, between the Issuer and the shareholders named therein or that have acceded thereto (including HCM Qunar Holdings), HCM Qunar Holdings has certain registration rights with respect to the Class A Shares that it owns, including, subject to satisfaction of certain conditions, demand registration rights, piggyback registration rights, and Form F-3 registration rights, until the earlier of (i) five years following the consummation of the IPO, (ii) such time as Rule 144 under the Securities Act is available for the sale of all of its registrable shares during a three-month period without registration, or (iii) the termination of such Investors' Rights Agreement in accordance with its terms.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:  Amended and Restated Investors’ Rights Agreement entered into in July 2011, and further amended on March 4, 2013, between the Issuer and the shareholders named therein or that have acceded thereto (incorporated by reference herein from Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1, File No. 333-191459, filed with the Commission on September 30, 2013).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HILLHOUSE CAPITAL MANAGEMENT, LTD.

Date:  November 12, 2013

By:  /s/ Richard A. Hornung

Name: Richard A. Hornung

Title:    General Counsel and Chief Compliance Officer